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[Letterhead]



                           Report of Independent Auditors



Olympic Financial Ltd.
Board of Directors

We have audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Olympic Financial Ltd. (the "Company") as of December 31, 1996 and the related consolidated statements of operation, shareholders' equity, and cash flows for the year ended December 31, 1996 and have issued our report thereon dated January 21, 1997.

Our audit, referred to in the preceding paragraph, included procedures applied to the documents and records relating to the servicing of automobile installment contracts under certain pooling and servicing agreements and sale and servicing agreements, and procedures applied to the delinquency and loss statistics relating to the Company's portfolio of automobile installment contracts. These procedures were determined on the basis of our objective to issue on opinion on the financial statements referred to above taken as a whole. Because the procedures referred to in this paragraph and described below do not constitute an audit of the documents and records relating to the servicing of automobile installment contracts or the delinquency and loss statistics relating to the Company's portfolio of automobile installment contracts, we do not express an opinion on those documents, records or statistics.

Our procedures were as follows:

DOCUMENTS AND RECORDS RELATING TO THE SERVICING OF AUTOMOBILE INSTALLMENT CONTRACTS UNDER POOLING AND SERVICING AGREEMENTS AND SALE AND SERVICING AGREEMENTS.

1. In 1995, we utilized an audit software application to analyze certain characteristics of the entire servicing portfolio. We refer to our letter dated January 19, 1996 that describes the procedures performed at that time. At year-end 1996, using an audit software application applied to the 1996-A, 1996-B, 1996-C, and 1996-D securitization pools, we:

    a. Recalculated the aging of the automobile installment contracts and compared the number and amount of delinquent loans to the Company's delinquency reports.

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    b.   Recalculated the weighted average interest rates on automobile contracts for each securitization pool.

2. Relating to automobile installment contracts included in Olympic Automobile Receivables Trusts 1996-A, 1996-B, 1996-C, and 1996-D and/or serving as collateral for warehouse facilities during 1996, we:

    a Attempted to verbally confirm the original contract amount and monthly payment amount with the primary obligor for a sample of 1,000 automobile installment contracts. Following is a summary of the confirmation results:

         Confirmed without exception - 418 or 42%
         Confirmed vehicle purchase, unsure of original contract amount or monthly payment amount - 91 or 9%
         Exception noted in original contract amount or monthly payment amount-9 or 1%
         Unable to contact borrower, confirmed propriety of phone number through discussion with person answering telephone or directory assistance - 225 or 26%
         Unable to contact borrower or confirm propriety of phone number through directory assistance - 227 or 22%

    b. For the automobile installment contracts identified in 2.a. above as unable to contact borrower or confirm the propriety of the phone number through directory assistance, we obtained the payment history from the Company and determined whether subsequent payments had been received. In some instances, the Company contacted the borrower directly. We noted that payments had been subsequently received for all of the automobile installment contracts selected or the Company represented that they had contacted the borrower.

    c. For a sample of 80 automobile installment contracts, we obtained from the Company the payment history and compared the amount of the most recent payment to the corresponding amount in the Company's cash receipt records. Also, we recalculated the allocation of the payment to principal, interest, and other charges, if applicable. No exceptions were noted.

3. Obtained the reconciliation of automobile installment contracts suspense accounts for a five day period subsequent to December 31, 1996 and observed that suspense items cleared in a timely manner.

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4.  Recalculated the yield earned on automobile installment contracts based on the average loans held for sale balance during 1996. Compared the recalculated yield to the weighted average annual percentage yield of loans held for sale stated in the respective prospectus for 1996-A, 1996-B, 1996-C and 1996-D.

5. For a sample of 70 extensions granted during 1996, we noted that the extension was approved by a designated officer of the Company and the extension was granted in accordance with the Company policy. Additionally, for a sample of 25 extensions granted in 1996, we obtained the loan history noting that subsequent payments were made per the automobile installment contract and noted that any additional extensions granted were made in accordance with Company policy.

6. For the same sample of 1,000 automobile installment contracts included in Olympic Automobile Receivables Trusts 1996-A, 1996-B, 1996-C, and 1996-D, as referred to in 2.a. above, we obtained the loan files from the Company and noted documentation of approval, title and insurance. We noted 41 automobile installments contracts where there was a discrepancy between the loan file documentation and the random loan list, 104 automobile installment contracts were not approved by the appropriate level of management based on the Company's approval matrix, eight automobile installment contracts did not have a title or application for title listing the Company as the first lienholder, 42 automobile installment contracts did not have evidence of physical damage insurance listing the Company as loss payee and 17 automobile installment contracts where the description (new or used) of the financed vehicle contained in the signed note or information in the loan file did not agree with the description set forth in the lien recording instrument or with the automobile description code per the Random Loan List.

DELINQUENCY AND LOSS STATISTICS RELATING TO THE COMPANY'S PORTFOLIO OF AUTOMOBILE INSTALLMENTS CONTRACTS.

1.   Performed procedures referred to in 1.a. above.

2. Assessed the reasonableness of the methodology and criteria for determining the allowance for credit losses (including the amount incorporated in the fiance income receivable).

3. Compared the current period's charge-offs, recoveries and allowance for credit losses (including the amount incorporated in the finance income receivable) as a percentage of automobile installment contracts serviced to the Company's historical experience.

4. Compared the valuation of ten repossessed automobiles based on the Company's repossessed asset condition report to published retail and wholesale values.

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The results provided satisfactory evidential matter for the purpose of our audit of the financial statements, referred to in the introductory paragraph of this letter, taken as a whole.

This report is intended solely for the use of specified users listed above and should not be used by those who have not agreed to the procedures and taken responsibility for the sufficiency of the procedures for their purposes.


                                                 Very truly yours,


                                                 /s/ERNST + YOUNG LLP


January 21, 1997